SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ---------------

                                   SCHEDULE TO
                                  (Rule 13e-4)
            Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                                ---------------

                           DECORATOR INDUSTRIES, INC.
         (Name of Subject Company (Issuer) and Filing Person (Offeror))

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           Options to Purchase Common Stock, Par Value $0.20 Per Share
                         (Title of Class of Securities)

                                ---------------

                                    243631207
                      (CUSIP Number of Class of Securities)
                            (Underlying Common Stock)


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                           Jerome B. Lieber, Secretary
                          40th Floor, One Oxford Centre
                         Pittsburgh, Pennsylvania 15219
                                 (412) 392-2000
   (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)


                                ---------------


                                   Copies to:
                             Michael M. Lyons, Esq.
                             Craig S. Heryford, Esq.
                              David A. Jaffe, Esq.
                         Klett Rooney Lieber & Schorling
                          40th Floor, One Oxford Centre
                         Pittsburgh, Pennsylvania 15219
                                 (412) 392-2000

                                ---------------

                            CALCULATION OF FILING FEE


               Transaction Valuation*         Amount of Filing Fee

                   $1,885,777.20                     $377.16

*
         Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 232,812 shares of common stock of Decorator Industries, Inc. having an aggregate value of $1,885,777.20 as of February 21, 2002 will be exchanged pursuant to this offer. The aggregate value of such options was calculated on the basis of the highest price at which the options may be exercised. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction. Because on the date of this filing most of these options have exercise prices that are substantially higher than the current trading price of our Common Stock, Decorator believes that these options have little or no current value.

/ / Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                     Amount Previously Paid: Not applicable.
                    Form or Registration No.: Not applicable.
                          Filing party: Not applicable.
                           Date filed: Not applicable.

/ / Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

               / / third party tender offer subject to Rule 14d-1.
                 /x/ issuer tender offer subject to Rule 13e-4.
              / / going-private transaction subject to Rule 13e-3.
                 / / amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. / /

Item 1. Summary Term Sheet.

     The information set forth under "Summary Term Sheet" in the Offer to Exchange, dated February 22, 2002 (the "Offer to Exchange"), attached hereto as Exhibit (a)(1), is incorporated herein by reference.


Item 2. Subject Company Information.

     (a) The name of the issuer is Decorator Industries, Inc., a Pennsylvania corporation (the "Company"), and the address of its principal executive office is 10011 Pines Boulevard, Pembroke Pines, Florida 33024. The telephone number of its principal executive office is (954) 436-8909 The information set forth in the Offer to Exchange under Section 10 ("Information Concerning Decorator Industries") is incorporated herein by reference.

     (b) This Tender Offer Statement on Schedule TO relates to an offer by the Company to certain of its employees to exchange certain options to purchase shares of the Company's Common Stock, par value $0.20 per share, having an exercise price of $7.00 per share or more that are outstanding under the Company's 1995 Incentive Stock Option Plan, as may be amended from time to time (the "1995 Plan"), for new options to purchase Common Stock that will be granted under the 1995 Plan (the "New Options"), upon the terms and subject to the conditions described in (a) the Offer to Exchange, (b) the Letter from William
A. Bassett, President and Chief Executive Officer of the Company, dated February 22, 2002 and attached hereto as Exhibit (a)(2), (c) the Election Form attached hereto as Exhibit (a)(3), (d) the Notice to Withdraw from the Offer attached hereto as Exhibit (a)(4) (collectively, as they may be amended from time to time, the "Offer"), and (e) the form of Promise to Grant Stock Option(s) attached hereto as Exhibit (a)(5). The actual number of shares for which each new option will be exercisable have been determined with respect to each employee individually in keeping with the Company's normal compensation practices. Employees are eligible to participate in the Offer if they are employees of Decorator Industries as of the date the Offer commences and remain employees through the date on which the tendered options are cancelled. In order to receive a New Option, a participant must remain an eligible employee as of the date the New Options are granted. Members of the Board of Directors, executive officers and other officers of Decorator are listed on Schedule A to the Offer to Exchange. Other than those directors that are also executive officers of the Company, members of our Board of Directors are not eligible to participate. As of February 22, 2002, there were options to purchase 502,386 shares of the Company's Common Stock outstanding. The information set forth in the Offer to Exchange under "Summary Term Sheet," Section 2 ("Number of Options; Expiration Date"), Section 6 ("Acceptance of Options for Exchange and Issuance of New Options") and Section 9 ("Source and Amount of Consideration; Terms of New Options") is incorporated herein by reference.

     (c) The information set forth in the Offer to Exchange under Section 8 ("Price Range of Shares Underlying the Options") is incorporated herein by reference.


Item 3. Identity and Background of Filing Person.

     (a) The Company is the filing person. The information set forth under Item 2(a) above is incorporated herein by reference. The information set forth in Schedule A to the Offer to Exchange is incorporated herein by reference.

Item 4. Terms of the Transaction.

     (a) The information set forth in the Offer to Exchange under "Summary Term Sheet," Section 2 ("Number of Options; Expiration Date"), Section 4 ("Procedures for Tendering Options"), Section 5 ("Withdrawal Rights and Change of Election"),
Section 6 ("Acceptance of Options for Exchange and Issuance of New Options"),
Section 7 ("Conditions of the Offer"), Section 9 ("Source and Amount of Consideration; Terms of New Options"), Section 12 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer"), Section 13 ("Legal Matters; Regulatory Approvals"), Section 14 ("Material U.S. Federal Income Tax Consequences"), Section 15 ("Extension of Offer; Termination; Amendment") and
Section 16 ("Fees and expenses") is incorporated herein by reference.

     (b) The information set forth in the Offer to Exchange under Section 11 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.


Item 5. Past Contacts, Transactions, Negotiations and Arrangements.

     (e) The information set forth in the Offer to Exchange under Section 11 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.


Item 6. Purposes of the Transaction and Plans or Proposals.

     (a) The information set forth in the Offer to Exchange under Section 3 ("Purpose of the Offer") is incorporated herein by reference.

     (b) The information set forth in the Offer to Exchange under Section 6 ("Acceptance of Options for Exchange and Issuance of New Options") and
Section 12 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer") is incorporated herein by reference.

     (c) The information set forth in the Offer to Exchange under Section 3 ("Purpose of the Offer") is incorporated herein by reference.


Item 7. Source and Amount of Funds or Other Consideration.

     (a) The information set forth in the Offer to Exchange under Section 9 ("Source and Amount of Consideration; Terms of New Options") and Section 16 ("Fees and Expenses") is incorporated herein by reference.

     (b) The information set forth in the Offer to Exchange under Section 7 ("Conditions to the Offer") is incorporated herein by reference.

     (d) Not applicable.

Item 8. Interest in Securities of the Subject Company.

     (a) Not applicable.

     (b) The information set forth in the Offer to Exchange under Section 11 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

Item 9. Person/Assets, Retained, Employed, Compensated or Used.

     (a) Not applicable.

Item 10. Financial Statements.

     (a) The information set forth (i) in the Offer to Exchange under Section 10 ("Information Concerning Decorator"), Section 17 ("Additional Information") and
Section 18 ("Summary Financial Information"), (ii) on pages F-1 through F-14 of the Company's Annual Report on Form 10-K for its fiscal year ended December 30, 2000 and (iii) on pages three through seven of the Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 2001, June 30, 2001 and September 29, 2001, is incorporated herein by reference, and is available over the Internet at the World Wide Web site of the Securities and Exchange Commission at http://www.sec.gov.

     (b) Not applicable.

     (c) The information set forth in the Offer to Exchange under Section 18 ("Summary Financial Information") is incorporated herein by reference.

Item 11. Additional Information.

     (a) The information set forth in the Offer to Exchange under Section 11 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") and Section 13 ("Legal Matters; Regulatory Approvals") is incorporated herein by reference.

     (b) Not applicable.


Item 12. Exhibits.

     (a)

          (1)  Offer to Exchange, dated February 22, 2002.

          (2) Letter from William A. Bassett, President and Chief Executive Officer of the Company, dated February 22, 2002.

          (3)  Election Form.

          (4)  Notice to Withdraw from the Offer.

          (5)  Form of Promise to Grant Stock Option(s).

          (6) Decorator Industries, Inc. Annual Report on Form 10-K for its fiscal year ended December 30, 2000, filed with the Securities and Exchange Commission on March 30, 2001 and incorporated herein by reference.

          (7) Decorator Industries, Inc. Quarterly Reports on Form 10-Q for the quarters ended March 31, 2001, June 30, 2001 and September 29, 2001, filed with the Securities and Exchange Commission on May 14, 2001, August 13, 2001 and November 13, 2001,
               respectively, and incorporated herein by reference.

     (b) Not applicable.

     (d)

          (1) Decorator Industries, Inc. 1995 Incentive Stock Option Plan and forms of agreement thereunder filed as Exhibit 10U to Decorator Industries, Inc.'s Annual Report on Form 10-K for its fiscal year ended December 30, 1995 filed with the Securities and Exchange Commission on March 27, 1996 is incorporated herein by reference.

          (2) Decorator Industries, Inc. 1995 Incentive Stock Option Plan Prospectus, dated as of October 15, 1999 is incorporated herein by reference to Decorator's registration statement on Form S-8 filed with the Securities and Exchange Commission on October 15, 1999.

     (g) Not applicable.

     (h) Not applicable.

Item 13. Information Required by Schedule  13E-3.

     (a) Not applicable.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

                                     DECORATOR INDUSTRIES,  INC.

                                     /s/  MICHAEL K. SOLOMON
                                     ------------------------------------
                                     Michael K. Solomon
                                     Vice President, Treasurer and Chief
                                     Financial Officer
Date: February 22, 2002

                                INDEX TO EXHIBITS
Exhibit
Number         Description
------         -----------


(a)(1) Offer to Exchange, dated February 22, 2002.

(a)(2) Letter from William A. Bassett, President and Chief Executive Officer of the Company dated February 22, 2002.

(a)(3) Election Form.

(a)(4) Notice to Withdraw from the Offer.

(a)(5) Form of Promise to Grant Stock Option(s).

(a)(6) Decorator Industries, Inc. Annual Report on Form 10-K for its fiscal year ended December 30, 2000, filed with the Securities and Exchange Commission on March 30, 2001 and incorporated herein by reference.

(a)(7) Decorator Industries, Inc. Quarterly Reports on Form 10-Q for the quarters ended March 31, 2001, June 30, 2001 and September 29, 2001, filed with the Securities and Exchange Commission on May 14, 2001, August 13, 2001 and November 13, 2001, respectively, and incorporated herein by reference.

(d)(1) Decorator Industries, Inc. 1995 Incentive Stock Option Plan and form of agreement filed as Exhibit 10U to Decorator Industries Inc.'s Annual Report on Form 10-K for its fiscal year ended December 30, 1995 filed with the Security and Exchange Commission on March 27, 1996 is incorporated herein by reference.

(d)(2) Decorator Industries, Inc. 1995 Incentive Stock Option Plan Prospectus dated as of October 15, 1999 is incorporated herein by reference to Decorator's registration statement on Forms-8 filed with the Securities and Exchange Commission on October 15, 1999.